Bond No. FID 3829933 07		INVESTMENT COMPANY FIDELITY BOND (September, 2000 Edition) ZURICH AMERICAN INSURANCE COMPANY

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DECLARATIONS
Item 1.	Name of Insured (herein called Insured):		Principal Address:
	Stratton Mutual Funds Inc.		610 W. Germantown Pike, Suite 300
	(see attached schedule)		Plymouth Meeting, PA 19462

Item 2.	Bond Period: from 12:01 a.m. on	June 30, 2009	to 12:01 a.m. on	June 30, 2010
		(month, day, year)		(month, day, year)

or to the earlier effective date of the termination or cancellation of this Bond, standard time at the Principal Address, as to each of said dates.

Item 3.	The Underwriter’s Limit of Liability and Deductible Amount under each Insuring Agreement as shown in the Table of Limits of Liability and Deductibles are subject to these Declarations, General Agreements and Conditions and Limitations of this bond and the terms and limitations of the Insuring Agreement having reference thereto and any of its riders.

No coverage is provided under any Insuring Agreement unless so indicated in the Table of Limits of Liability and Deductibles showing the Underwriter’s Limit of Liability or in any rider hereafter agreed upon.

Item 4.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

Item 5.

The insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) FID 3829933-06 such termination or cancellation to be effective as of the time this bond becomes effective.

IMPORTANT NOTICE — In Witness Clause

In return for the payment of premium, and subject to the terms of this policy, coverage is provided as stated in this policy.

IN WITNESS WHEREOF, this Company has executed and attested these presents and, where required by law, has caused this policy to be countersigned by its duly Authorized Representative(s).

President	Corporate Secretary

QUESTIONS ABOUT YOUR INSURANCE? Your agent or broker is best equipped to provide information about your insurance. Should you require additional information or assistance in resolving a complaint, call or write to the following (please have your policy or claim number ready):

Zurich in North America

Customer Inquiry Center

1400 American Lane

Schaumburg, Illinois 60196-1056

1-800-382-2150 (Business Hours: 8am - 4pm [CT])

Email: info.source@zurichna.com

U-GU-319-F (01 09)

INVESTMENT COMPANY FIDELITY BOND

(September, 2000 Edition)

TABLE OF LIMITS OF LIABILITY AND DEDUCTIBLES

Forming part of Bond No.

INSURING AGREEMENT	Limit of Liability		Deductible Amount
(A)–EMPLOYEE DISHONESTY		$1,700,000	$	NIL
(B)–ON PREMISES		$1,700,000		$5,000
(C)–IN TRANSIT		$1,700,000		$5,000
(D)–FORGERY OR ALTERATION		$1,700,000		$5,000
(E)–SECURITIES		$1,700,000		$5,000
(F)–COUNTERFEIT CURRENCY		$1,700,000		$5,000
(G)–AUDIT EXPENSE		$50,000	$	NIL
(H)–STOP PAYMENT		$25,000		$5,000
(I)–UNCOLLECTIBLE ITEMS OF DEPOSIT		$25,000		$5,000
(J)–COMPUTER SYSTEMS FRAUD		$1,700,000		$5,000
(K)–VOICE INITIATED TRANSFER FRAUD CALL-BACK THRESHOLD: N/A		$1,700,000		$5,000
(L)–TELEFACSIMILE TRANSFER FRAUD CALL-BACK THRESHOLD: N/A		$1,700,000		$5,000
OPTIONAL INSURING AGREEMENTS: (added by Rider)
Unauthorized Signatures		$50,000		$5,000
	$		$
Annual Premium	$			$6,100

If “Not Covered” is inserted above opposite any specified Insuring Agreement, such Insuring Agreements and any other reference thereto in this bond shall be deemed to be deleted therefrom.

INVESTMENT COMPANY FIDELITY BOND

(ZURICH AMERICAN INSURANCE COMPANY—SEPTEMBER, 2000 EDITION)

Some provisions of this bond restrict coverage. Read the entire bond carefully to determine the rights and duties of the lnsured and what is or is not covered.

Words and phrases in Bold Print are defined in the bond.

The Underwriter, in consideration of an agreed premium and subject to the Declarations, lnsuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the insured for:

INSURING AGREEMENTS

A.	EMPLOYEE DISHONESTY

Loss resulting directly from dishonest or fraudulent acts, including Larceny and Embezzlement, committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

a.	to cause the lnsured to sustain such loss; or

b.	to obtain financial benefit for the Employee or another person or entity acting in collusion with the Employee.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts, including Larceny and Embezzlement, committed by an Employee with the manifest intent to make and which results in

i.	a financial benefit for the Employee, or

ii.	a financial benefit for another person or entity with whom the Employee committing the dishonest act was in collusion, provided that the lnsured establishes that the Employee intended to participate in the financial benefit.

It is further agreed that loss resulting directly from the Larceny and Embezzlement of funds or Property by an Employee shall be deemed to be a loss which merits the requirements of this lnsuring Agreement even though the financial benefit therefrom may be derived solely by an innocent third party from whom such loss is not lawfully recoverable by the lnsured.

In this lnsuring Agreement:

a.	Loan means all extensions of credit by the lnsured and all transactions creating a creditor relationship in favor of the lnsured and all transactions by which the lnsured assumes an existing creditor relationship.

b.	Trading means trading or other dealings in securities, commodities, futures, options foreign or Federal Funds, currencies, foreign exchange and the like.

Larceny and Embezzlement means larceny and embezzlement as defined in Section 37 of the Investment Company Act of 1940.

As used throughout this lnsuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

B.	ON PREMISES

1.	Loss of Property resulting directly from

a.	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof; or

b.	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the lnsured,

while the Property is lodged or deposited within offices or premises located anywhere.

2.	Loss of or damage to

a.	furnishings, fixtures, supplies or equipment within an office of the lnsured covered under this bond resulting directly from larceny or theft in, or burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

b.	such office resulting from larceny of theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that

i.	the lnsured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

ii.	the loss is not caused by fire.

C.	IN TRANSIT

Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

a.	a natural person acting as a messenger of the lnsured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

b.	a Transportation Company and being transported in an armored motor vehicle, or

c	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

i.	records, whether recorded in writing or electronically, and

ii.	Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

iii.	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

D.	FORGERY OR ALTERATION

Loss resulting directly from:

1.	Forgery or Alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit, Letter of Credit, receipts or certificates of deposit for Property and bearing the name of the lnsured as issuer or of another Investment Company for which the lnsured acts as agent;

2.	transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions, advices or applications (collectively, “Directions”) directed to the lnsured and authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which “Directions” purport to have been signed or endorsed by:

a.	any customer of the lnsured,

b.	any shareholder of or subscriber to shares issued by any Investment Company,

c.	any financial or banking institution, stockbroker, or

d.	Employee;

but which “Directions” either bear a signature which is a Forgery or have been Altered without the knowledge and consent of such customer, shareholder or subscriber to shares, financial or banking institution, stockbroker or Employee;

PROVIDED, that the signature (except that of a financial or banking institution, stockbroker or Employee) on any “Direction” shall have a Signature Guarantee, unless such Direction was

a.	to effect any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or

b.	to elect any dividend option available to Fund shareholders, or

c.	to redeem Fund shares, where the proceeds of such redemption are to be payable to (x) the shareholder of record at the record address, or (y) a person Officially Designated to receive redemption proceeds at the address stated in the Official Designation, or (z) a bank account Officially Designated to receive redemption proceeds by mail or wire transfer.

This lnsuring Agreement D does not cover loss resulting directly from Forgery or Alteration of Securities (Insuring Agreement E) or loss resulting directly from Employee Dishonesty (Insuring Agreement A). Any document referred to in clause (1) above which authorizes, requests, acknowledges, or gives notice as to any matter described in clause (2) above shall be deemed to be a “Direction”.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

E.	SECURITIES

Loss resulting directly from the lnsured having, in good faith, for its own account or for the account of others,

1.	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

a.	Certificated Security,

b.	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

c.	Evidence of Debt,

d.	Instruction to a Federal Reserve Bank of the United States, or

e.	Statement of Uncertificated Security

which

i.	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety guarantor, or of any person signing in any other capacity which is a Forgery, or

ii.	is altered, or

iii.	is lost or stolen;

2.	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above;

3.	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

F.	COUNTERFEIT CURRENCY

Loss resulting directly from the receipt by the lnsured, in good faith, of (1) any Money Order which proves to be Counterfeit or to contain an Alteration or (2) Money from any country which proves to be Counterfeit.

G.	AUDIT EXPENSE

Expense incurred by the lnsured for that part of the cost of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority, Self Regulatory Organization or independent accountant by reason of the discovery of loss sustained by the lnsured and which loss constitutes a valid and collectible loss and exceeds the applicable Deductible Amount under an lnsuring Agreement covered by this bond.

1.	The total liability of the Underwriter for such expense is limited to the amount stated opposite “Audit Expense” in the Table of Limits of Liability forming part of this bond. Such amount shall be in addition to the Limit of Liability for the applicable lnsuring Agreement.

2.	Any amount payable under this agreement shall be paid to the lnsured at the same time as the payment of the valid and collectible loss.

H.	STOP PAYMENT

Any and all sums which the lnsured shall become legally obligated to pay any customer for damages caused by reason of the lnsured having:

1.	failed to comply with any notice from any customer of the lnsured, or any authorized representative of such customer, to stop payment on any check(s) or draft(s) made or drawn by such customer, or

2.	wrongfully dishonored any check(s) or draft(s) made or drawn by any customer of the lnsured or any authorized representative of such customer.

Damages under sub-paragraph (2) above shall not include the amount of any check(s) or draft(s) in question, nor any amounts paid to the payee, endorser or accommodation party of such check(s) or draft(s).

I.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from payments of dividends, issuance of Fund shares or withdrawals permitted from an account with the Fund as a consequence of

1.	uncollectible ltems of Deposit of a Fund’s customer, shareholder or subscriber credited by the lnsured or its agent to such person’s Fund account, or

2.	any ltem of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the lnsured;

PROVIDED, that (a) ltems of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible ltems of Deposit and (c) the lnsured Fund shall have implemented and maintained a policy to hold ltems of Deposit for the minimum number of days stated in its application for this bond or operations guidelines (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such ltems of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an ltem of Deposit must be held shall begin from the date the ltem of Deposit was first credited to any lnsured Fund.

J.	COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

1.	entry of Electronic Data or Computer Program into, or

2.	change of Electronic Data or Computer Program within any Computer System operated or used by the lnsured, whether owned or leased; or a Computer System first used by the lnsured during the Bond Period, as provided by General Agreement B of this bond; provided that the entry or change causes

a.	Property to be transferred, paid or delivered,

b.	an account of the lnsured, or of its Customer, to be added, deleted, debited or credited, or

c.	an unauthorized account or a fictitious account to be debited or credited.

In this lnsuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the lnsured acting in good faith

a.	on an instruction from a software contractor who has a written agreement with the lnsured to design, implement or service programs for a Computer System covered by this lnsuring Agreement, or

b.	on an instruction transmitted by Tested telex or similar means of Tested communication (except a Telefacsimile Device) identified in the application for this bond purportedly sent by a Member, financial institution or automated clearing house.

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss and subject to the amount stated opposite “Computer Systems Fraud” in the Table of Limits of Liability forming part of this bond. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as one loss and subject to the amount stated opposite “Computer Systems Fraud” in the Table of Limits of Liability forming part of this bond.

K.	VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the lnsured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the Computer Systems Fraud lnsuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from

1.	an officer, director, partner or employee of a Customer of the lnsured who was authorized by the Customer to instruct the lnsured to make such transfer,

2.	an individual person who is a Customer of the lnsured, or

3.	an Employee of the lnsured in another office of the lnsured who was authorized by the lnsured to instruct other Employees of the lnsured to transfer Funds, and was received by an Employee of the lnsured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in 1, 2, or 3 above, provided that

a.	such voice instruction was electronically recorded by the lnsured and required password(s) or code word(s) given; and

b.	if the transfer was in excess of the Call-back Threshold shown in the Table of Limits of Liability for this lnsuring Agreement, the voice instruction was verified by a callback according to a prearranged procedure.

In this lnsuring Agreement:

a.	Customer means an entity or individual which has a written agreement with the lnsured authorizing the lnsured to rely on voice instructions to make transfers and which has provided the lnsured with the names of persons authorized to initiate such transfers and with which the lnsured has established an instruction verification mechanism.

b.	Funds means Money on deposit in an account.

In addition to the Conditions and Limitations in the bond and Computer Systems Fraud lnsuring Agreement, the following provisions are applicable to the Voice lnitiated Transfer Fraud lnsuring Agreement:

a.	This lnsuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the lnsured by contract unless the liability arises from a loss covered by this lnsuring Agreement and would be imposed on the lnsured regardless of the existence of the contract.

b.	Proof of loss for claim under the Voice lnitiated Transfer Fraud lnsuring Agreement must include the electronic recording of such voice instructions and the verification call-back, if such call was required.

L.	TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the lnsured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer Systems Fraud lnsuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

1.	purports and reasonably appears to have originated from

a.	a Customer of the lnsured,

b.	another financial institution, or

c.	another office of the lnsured

but, in fact, was not originated by the Customer or entity whose identification it bears and

2.	contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and,

3.	contains the name of a person authorized to initiate such transfer; and

provided that, if the transfer was in excess of the Call-back Threshold shown in the Table of Limits of Liability for this lnsuring Agreement, the instruction was verified by a call-back according to a prearranged procedure.

In this lnsuring Agreement:

a.	Customer means an entity or telefacsimile which has a written agreement with the lnsured authorizing the lnsured to rely on voice instructions to make transfers and which has provided the lnsured with the names of persons authorized to initiate such transfers, and with which the lnsured has established an instruction verification mechanism.

b.	Funds means Money on deposit in an account.

In addition to the Conditions and Limitations in the bond and Computer Systems Fraud lnsuring Agreement the following provisions are applicable to the Telefacsimile Transfer Fraud lnsuring Agreement:

a.	This bond does not cover loss resulting directly or indirectly from the assumption of liability by the lnsured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud lnsuring Agreement and would be imposed on the lnsured regardless of the existence of the contract.

b.	Proof of loss for claim under the Telefacsimile Transfer Fraud lnsuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

GENERAL AGREEMENTS

A.	NOMINEES

Loss sustained by any nominee organized by the lnsured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the lnsured.

B.	ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS OR LIABILITIES—CREATION OF INVESTMENT COMPANY—NOTICE TO UNDERWRITER

1.	If the lnsured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices and Employees shall be automatically covered hereunder from the dates of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

2.	If the lnsured, other than an lnvestment Company, shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the lnsured shall not have such coverage as is afforded under this bond for loss which

a.	has occurred or will occur in offices or premises, or

b.	has been caused or will be caused by an employee or employees of such institution, or

c.	has arisen or will arise out of the assets or liabilities acquired by the lnsured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the lnsured shall

i.	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

ii.	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

iii.	upon obtaining such consent, pay to the Underwriter an additional premium.

3.	If an lnsured lnvestment Company shall, while this bond is in force, merge or consolidate with an institution in which such lnsured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within 60 days notify the Underwriter thereof, then this bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

4.	If an lnsured shall, while this bond is in force, form or create an lnvestment Company, this bond shall automatically apply to the Property and Employees of such lnvestment Company immediately upon registration of such lnvestment Company with the Securities and Exchange Commission; provided that the lnsured shall notify the Underwriter within 60 days of such registration date. If the lnsured complies with this notification requirement, coverage will apply without the payment of additional premium for the remainder of the premium period.

C.	REPRESENTATION OF INSURED

1.	No statement made by or on behalf of the lnsured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement. Such application constitutes part of this bond.

D.	COURT COSTS AND ATTORNEYS’ FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of the bond)

1.

The Underwriter will indemnify the lnsured against court costs and reasonable attorneys’ fees incurred and paid by the lnsured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the lnsured to enforce the lnsured’s liability or alleged liability on account of any loss, claim or damage which, if established against the lnsured, would constitute a loss sustained by the lnsured covered under the terms of this bond provided, however, that with respect to lnsuring Agreement (A) this indemnity shall apply only in the event that:

a.	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny and Embezzlement; or

b.	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny and Embezzlement; or

c.	In the absence of (1) or (2) an arbitrator or arbitrators acceptable to the lnsured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The lnsured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the lnsured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the lnsured’s name, through attorneys of the Underwriter’s selection. In such event, the lnsured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the lnsured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a deductible amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the lnsured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable lnsuring Agreement or Coverage.

E.	ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, partnership, Investment Company or entity or any combination of them is included as the lnsured herein:

a.	the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss(es) were sustained by any one of them,

b.	the lnsured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of claim by any other lnsured and notification of the terms of settlement of each such claim prior to the execution of such settlement,

c.	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first name lnsured,

d.	knowledge possessed or discovery made by any partner, officer or supervisory Employee of any lnsured shall for the purposes of Section 7 and Section 14 of this bond constitute knowledge or discovery by all the Insureds, and

e.	if the first named lnsured ceases for any reason to be covered under this bond, then the lnsured next named shall thereafter be considered as the first named lnsured for the purposes of this bond.

CONDITIONS & LIMITATIONS

DEFINITIONS

SECTION I. As used in this bond:

A.	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

B.	Alteration means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

C.	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

D.	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer which is:

1.	represented by an instrument issued in bearer or registered form;

2.	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

3.	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations

E.	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

F.	Computer System means

1.	computers with related peripheral components, including storage components, wherever located,

2.	systems and applications software,

3.	terminal devices, and

4.	related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved.

G.	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as an original.

H.	Depository means any securities depository in which an lnvestment Company may deposit its Property In accordance with Rule 17f-4 under the lnvestment Company Act of 1940.

I.	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical disks or other bulk media.

J.	Employee means:

1.	each officer, director, trustee, partner or employee of the lnsured, and

2.	each officer, director, trustee, partner or employee of any predecessor of the lnsured other than an Investment Company whose principal assets are acquired by the lnsured by consolidation or merger with, or purchase or assets of capital stock of, such predecessor, prior to the effective date of this bond, and

3.	each attorney performing legal services for the lnsured and each employee of such attorney or of the law firm of such attorney while performing services for the lnsured, and

4.	each student who is an authorized intern of the lnsured, while in any of the Insured’s offices, and

5.	each officer, director, trustee, partner or employee of

a.	an investment adviser,

b.	an underwriter (distributor),

c.	a transfer agent or shareholder accounting record-keeper, or

d.	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, but only while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; provided, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

6.	each individual assigned, by contract or by any agency furnishing temporary personnel on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

7.	each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or services, unless included under subsection (5) hereof, and

8.	each officer, partner or employee of

a.	any Depository or Exchange,

b.	any nominee in whose name is registered any Certificated or Uncertificated Security included in the systems for the central handling of securities established and maintained by any Depository, and

c.	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

9.	each director, trustee or partner of the Insured while engaged in handling funds or other property of any Employee Benefit Plan (as defined in Section 3 of the Employee Retirement Income Security Act of 1974) owned, controlled or operated by the Insured, and any individual trustee, manager, officer or employee of any such Plan.

Each employer of temporary personnel and each entity referred to in subsection (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond.

Brokers or other agents under contract or representatives of the same general character shall not be considered Employees, except as provided in subsection (6).

K.	Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

L.	Exchange means any national securities exchange registered under the Securities Exchange Act of 1934.

M.	Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

1.	as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

a.	the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments of such proprietary accounts of the Insured; and

b.	the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond:

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

2.	as respects limited partners the value of such limited partners(’) investment in the Insured.

N.	Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

O.	Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

P.	Instruction means a written order to the issuer of an Uncertified Security requesting that the transfer, pledge, or release from pledge of the Uncertified Security specified be registered.

Q.	Investment Company or Fund means an investment company registered under the Investment Company Act of 1940.

R.	Items of Deposit means one or more checks or drafts.

S.	Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

T.	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

U.	Negotiable Instrument means any writing

1.	signed by the maker or drawer; and

2.	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

3.	is payable on demand or at a definite time; and

4.	is payable to order or bearer.

V.	Official Designation or Officially Designated means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder’s initial application for the purchase of Fund shares, with or without a Signature Guarantee or in another document with a Signature Guarantee.

W.	Partner means a natural person who

1.	is a general partner of the Insured, or

2.	is a limited partner and an Employee (as defined in Section 1(e) (1) of the bond) of the Insured.

X.	Property means the following tangible items: money, postage, revenue and other stamps, precious metals, Securities, bills of exchange, Acceptances, checks, drafts, or other written orders or directions to pay sums certain in Money, Certificates of Deposit, due bills, money orders, Letters of Credit, financial futures contracts, conditional sales contracts, abstracts and documents of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity.

Property also means: Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, evidence of debt, withdrawal orders, security agreements, tokens, unsold lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

Y.	Self Regulatory Organization means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

Z.	Signature Guarantee means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any Exchange.

AA.	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

1.	a description of the issue of which the Uncertificated Security is a part;

2.	the number of shares or units;

a.	transferred to the registered owner;

b.	pledged by the registered owner to the registered pledgee;

c.	released from pledge by the registered pledgee;

d.	registered in the name of the registered owner on the date of the statement; or

3.	the name and address of the registered owner and registered pledgee;

4.	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

5.	the date:

a.	the transfer of the shares or units to the new registered owner of the shares or units was registered;

b.	the pledge of the registered pledgee was registered, or

c.	of the statement, if it is a periodic or annual statement.

BB.	Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

CC.	Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon between the Insured and a Customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

DD.	Transportation Company means any organization including a Security Company which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

EE.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

1.	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer.

2.	of a type commonly dealt in on securities exchanges or markets; and

3.	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

FF.	Withdrawal Order means a non-negotiable instrument, other than an instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS

SECTION 2. This bond does not cover:

A.	loss resulting directly or indirectly from Forgery or Alteration, except when covered under Insuring Agreements (A), (D), (E) of (F)

B.	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

C.	loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

D.	loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

E.	loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreement (A), (D) or (E);

F.	loss resulting from any violation by the Insured or by an Employee

1.	of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security Exchanges or over the counter market, (iii) Investment companies, or (iv) investment advisers, or

2.	of any rule or regulation including those adopted by a Self Regulatory Organization made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

G.	loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

H.	loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

I.	loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

J.	damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, racketeering activity is defined in 18 United States Code 1961 et seq., as amended;

K.	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

1.	in obtaining credit or funds, or

2.	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

3.	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems.

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A).

L.	loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A).

M.	loss through the surrender of Property away from an office of the Insured as a result of a threat

1.	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was not knowledge by the Insured of any such threat, or

2.	to do damage to the premises or property of the Insured.

except when covered under Insuring Agreement (A);

N.	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

O.	loss involving Items of Deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A) or (I);

P.	loss resulting directly or indirectly from Counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

Q.	loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

R.	loss of Property while

1.	in the mail, or

2.	in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under the Insuring Agreement (A);

S.	potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured, except when covered under Insuring Agreement (I);

T.	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond, except when covered under Insuring Agreement (H);

U.	all fees, costs and expenses incurred by the Insured

1.	in establishing the existence of or amount of loss covered under this bond, or

2.	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

except as provided under Insuring Agreement (G) or General Agreement - Court Costs and Attorneys’ Fees.

V.	indirect or consequential loss of any nature;

W.	loss involving any Uncertificated Security or Statement Uncertified Security except or when covered under Insuring Agreement (A), (E), (J) or (L)

X.	loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

Y.	loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

Z.	loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

AA.	loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

BB.	loss resulting directly or indirectly from a fraudulent entry of Electronic Data or Computer Program within any Computer System, except when covered under Insuring Agreement (A) or (J);

CC.	loss resulting directly or indirectly from any voice instruction transmitted to the Insured, except when covered under Insuring Agreement (A) or (K);

DD.	loss resulting directly or indirectly from any instruction received by the Insured through a Telefacsimile Device, except when covered under Insuring Agreement (A) or (L).

The following Exclusions apply only to Insuring Agreement (J):

EE.	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured of the existence of the contract;

FF.	loss resulting directly or indirectly from Negotiable Instruments, securities, documents or other written instruments which bear a forged signature, or are Counterfeit, Altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

GG.	loss resulting directly or indirectly from

1.	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

2.	failure or breakdown of electronic data processing media, or

3.	error or omission in programming or processing;

HH.	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a Customer of the Insured or under the control of such a Customer by a person who had authorized access to the Customer’s authentication mechanism;

II.	loss resulting directly or indirectly from the theft of confidential information.

DISCOVERY

SECTION 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount of details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

NON-REDUCTION AND NON-ACCUMULATION

OF LIABILITY AND TOTAL LIABILITY

SECTION 4. At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss, including court costs and attorneys’ fees, resulting from

a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

c.	all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

d.	all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

e.	any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

If any loss is covered under more than one Insuring Agreement, the maximum payable for such loss shall not exceed the largest amount available under any Insuring Agreement.

Sub-section c. is not applicable to any situation to which the language of sub-section d. applies.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

SECTION 5. With respect to any loss set forth in the PROVIDED clause of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

ASSIGNMENT- SUBROGATION- RECOVERY- COOPERATION

SECTION 6.

a.	In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

b.	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

c.	Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

d.	Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

i.	submit to examination by the Underwriter and subscribe to the same under oath; and

ii.	produce for the Underwriter’s examination all pertinent records; and

iii.	cooperate with the Underwriter in all matters pertaining to the loss.

e.	The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

NOTICE/PROOF- LEGAL PROCEEDINGS AGAINST UNDERWRITER

SECTION 7.

a.	At the earliest practicable moment, not to exceed 60 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

b.	Within 12 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

c.	The Underwriter may extend the 60 day notice period or the 12 month proof of loss period if the Insured requests extensions and shows good cause therefor.

d.	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

e.	Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the underwriter or after the expiration of 24 months from the discovery of such loss.

f.	If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

g.	This bond affords coverage only in favor of the lnsured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named lnsured.

VALUATION OF PROPERTY

SECTION 8. The value of any Property, except books of accounts or other records used by the lnsured in the conduct of business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the lnsured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the lnsured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the lnsured in order to reproduce such books and other records.

VALUATION OF PREMISES AND FURNISHINGS

SECTION 9. In case of damage to any office of the lnsured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair.

The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the lnsured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

LOST SECURITIES

SECTION 10. If the lnsured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond. No portion of the liability of the Underwriter shall be used as payment of premium for any indemnity purchased by the lnsured to obtain replacement securities.

If the Underwriter shall make payment to the lnsured for any loss of securities, the lnsured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the lnsured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the lnsured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and is within the limit of liability as set forth in the Table of Limits of Liability and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this Investment Company BLANKET BOND.

SALVAGE

SECTION 11. In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, Insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

OTHER INSURANCE

SECTION 12. If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

OWNERSHIP

SECTION 13. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE

SECTION 14. The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a, (b), (c), (d) and (e) of Section 4, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of Insurance issued by an Insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

TERMINATION

SECTION 15. The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds, to each Investment Company named as an Insured and to the Securities and Exchange Commission, Washington, D.C., not less than 60 days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond as to any Insured or all Insureds only by written notice to the Underwriter not less than 60 days prior to the effective date of termination specified in such notice; provided, that the Underwriter shall have given written notice of such termination to each Investment Company named as Insured and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of termination specified in such notice.

This Bond will terminate as to any one Insured other than an Investment Company immediately upon the taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all its assets.

The Underwriter shall refund the unearned premium, computed pro-rata if the bond is terminated by the Underwriter; such unearned premium shall be refunded at short rates computed in accordance with standard short rate cancellation tables if terminated by the Insured or if terminated for any other reason.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of termination.

This bond shall terminate as to any Employee as soon as any partner, director, trustee, officer or supervisory employee not in collusion with such Employee, learns of any dishonest or fraudulent acts committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not such dishonest or fraudulent acts are of the type covered under Insuring Agreement (A), but without prejudice to the loss of any Property then in transit in the custody of such Employee.

Termination of coverage as to any Employee as provided above shall not be effective unless the Underwriter shall have given written notice not less than 60 days after the Insured learns of any dishonest or fraudulent acts committed by any Employee to each Investment Company named as Insured and to the Securities and Exchange Commission, Washington, D.C.; provided that the Insured upon learning of any dishonest or fraudulent acts shall:

a.	immediately remove such Employee from a position that would enable such employee to cause the Insured to suffer a loss covered by this bond; and

b.	notify the Underwriter within two (2) business days of learning of such dishonest or fraudulent act; and

c.	provide the Underwriter with full particulars of such dishonest or fraudulent act.

The Underwriter may terminate coverage as respects an Employee sixty (60) days after written notice is received by the Insured, each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this bond as to such Employee.

RIGHTS AFTER TERMINATION OR CANCELLATION

SECTION 16. At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

a.	on the effective date of any other insurance obtained by the Insured, it successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

b.	upon takeover of the Insured’s business by any State or Federal official or agency, or by a receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purposes.

CENTRAL HANDLING OF SECURITIES

SECTION 17. The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the “Systems” equivalent to the interest the Insured then has in all certificates representing the same security included within the “Systems”; (2) the Depository shall have reasonably and fairly apportioned the “Depository’s Recovery” among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the “Depository’s Recovery” in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the “System’s”.

NOTICE AND CHANGE OF CONTROL

SECTION 18. Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in “control” (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

a.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

b.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

c.	the total number of outstanding voting securities.

As used in this section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer, for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

CHANGE OR MODIFICATION

SECTION 19. This bond or any Instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Attorney-in-Fact. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

RIDER

To be attached to and form part of Bond No. FID 3829933 07

in favor of

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Stratton Mutual Funds, Inc.

Stratton Monthly Dividend RElTs Shares, Inc.

Stratton Multi-Cap Fund, Inc. (f/k/a Stratton Growth Fund)

Stratton Small-Cap Value Fund (series of The Stratton Funds, Inc.)

2. This rider is effective as of 12:01 am on June 30, 2009

ADDING OR DEDUCTING INSUREDS RIDER

FOR USE WITH ALL FORMS OF BONDS CONTAINING A JOINT INSURED CLAUSE

OR RIDER, TO ADD OR DEDUCT JOINT INSUREDS.

REVISED TO MAY, 1957

SR5109a	Page 1 of 1

LIMIT/GROWTH RIDER	RIDER
(INSURED) Stratton Growth Fund, Inc.	(EFFECTIVE DATE) 06/30/2009	(BOND NUMBER) FID 3829933 07

It is agreed that:

1.	If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg 17g-1, due to an increase in asset size of current funds insured under the bond or by addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the premium period.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

3.	All other terms, conditions, and limitations remain the same except as herein expressly modified.

UNAUTHORIZED SIGNATURES
(INSURED)	(EFFECTIVE DATE)	(BOND NUMBER)
Stratton Mutual Funds, Inc.	6/30/2008	FID 3829933 07

It is agreed that:

1.	The attached bond is amended by inserting an additional Insuring Agreement as follows:

UNAUTHORIZED SIGNATURES	Aggregate and Single Loss Limit of Liability	Single Loss Deductible
	$50,000	$5,000

Loss resulting directly from the Insured having accepted, paid or cashed any checks or Withdrawal Orders made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured’s right of recovery under this Coverage that the Insured shall have on file signatures of all persons who are signatories on such account.

2.	All other terms, conditions and limitations remain the same except as herein expressly modified.

PENNSYLVANIA NOTICE

An insurance company, its agents, employees, or service contractors acting on its behalf, may provide services to reduce the likelihood of injury, death or loss. These services may include any of the following or related services incident to the application for, issuance, renewal or continuation of, a policy of insurance:

1.	surveys;

2.	consultation or advice; or

3.	inspections.

The “Insurance Consultation Services Exemption Act” of Pennsylvania provides that the insurance company, its agents, employees or service contractors acting on its behalf, is not liable for damages from injury, death or loss occurring as a result of any act or omission by any person in the furnishing of or the failure to furnish these services.

The Act does not apply:

1.	if the injury, death or loss occurred during the actual performance of the services and was caused by the negligence of the insurance company, its agents, employees or service contractors;

2.	to consultation services required to be performed under a written service contract not related to a policy of insurance; or

3.	if any acts or omissions of the insurance company, its agents, employees or service contractors are judicially determined to constitute a crime, actual malice, or gross negligence.

FOR USE WITH BONDS ISSUED IN PENNSYLVANIA.

ADOPTED JANUARY, 1981

SR 6117 Printed in U.S.A.

ZURICH AMERICAN INSURANCE COMPANY

CRIME POLICY APPLICATION

Named insured including any benefit plans to be covered:

Stratton Mutual Funds

(Stratton Monthly Dividend REIT Shares, Inc., Stratton Funds, Inc. and Stratton Multi-Cap Fund, Inc.)

Full address:

610 W. Germantown Pike, Suite 300

Plymouth Meeting, PA 19462

COVERAGE DESIRED

Coverage Forms	Limit	Deductible
A – Employee Dishonesty	$2,050,000	NIL
B – On Premises	$2,050,000	$5,000
C – In Transit	$2,050,000	$5,000
D – Forgery or Alteration	$2,050,000	$5,000
E – Securities	$2,050,000	$5,000
F – Counterfeit Currency	$2,050,000	$5,000
G – Audit Expense	$50,000	NIL
H – Stop Payment	$25,000	$5,000
I – Uncollectible Items of Deposit	$25,000	$5,000
J – Computer Systems Fraud	$2,050,000	$5,000
K – Voice Initiated Transfer Fraud	$2,050,000	$5,000
L – Telefacsimile Transfer Fraud	$2,050,000	$5,000

OTHER COVERAGE/DEDUCTIBLE OPTIONS (added by Rider)

	Limit	Deductible
Option #1 Unauthorized Signatures	$50,000	$5,000
Option #2
Option #3

Premium Payment Option:

Three Year Prepaid	Three Year Installment

Organization:

•	Type of Organization: Maryland Corporation (All Registrants)

•	Date you were established:

Name of Fund	Date of Incorporation

Stratton Multi-Cap Fund, Inc. (SMCF)	June 21,1985 *
Stratton Monthly Dividend REIT Shares, Inc. (SMDS)	March 4,1985 **
The Stratton Funds, Inc. Stratton Small-Cap Value Fund (SSCV)	January 5,1993 ***

*	As successor to a Delaware corporation organized on June 5, 1972. On May 1, 2006, Stratton Growth Fund, Inc. changed its name to Stratton Multi-Cap Fund, Inc.

**	As successor to a Delaware corporation organized on November 10, 1971. On December 9, 1997, the fund changed its name from Stratton Monthly Dividend Shares, Inc. to Stratton Monthly Dividend REIT Shares, Inc.

***	SSCV commenced operations on April 12, 1993 as the Stratton Small-Cap Yield Fund. On January 18, 2000, the Stratton Small-Cap Yield Fund changed its name to Stratton Small-Cap Value Fund.

•	Employee Count	The Funds have no employees. The Funds have officers (8) and Board Members (8). Additionally the Fund relies on various service providers in order to conduct its day-to-day business.
Domestic
Foreign
Total

•	Annual Revenue / Fiscal Year End: N/A

•	Net Profit/Loss: N/A

Audit Procedures:

•	Is there an Audit by an Independent CPA?	Yes

If Yes, how often?	Annually

If No, please explain

•	Have the inventory audits of the last three years revealed any major shortages?	N/A

If yes, please explain

Internal Controls:

•	Are bank accounts reconciled by someone not authorized to deposit or withdraw funds? Yes

If No, please explain

•	Is countersignature of checks required?	No

If No, please explain	Countersignature is only required for large redemptions sent via manual wire to shareholders

Experience:

•	Has any insurance been declined or cancelled during the past three years?	No

If Yes, please explain

•	List all losses sustained during the past three years whether reimbursed or not? None

(If no losses, state “None”)

Current Coverage

	Limit	Deductible
A – Employee Dishonesty	$2,050,000	NIL
B – On Premises	$2,050,000	$5,000
C – In Transit	$2,050,000	$5,000
D – Forgery or Alteration	$2,050,000	$5,000
E – Securities	$2,050,000	$5,000
F – Counterfeit Currency	$2,050,000	$5,000
G – Audit Expense	$50,000	NIL
H – Stop Payment	$25,000	$5,000
I – Uncollectible Items of Deposit	$25,000	$5,000
J – Computer Systems Fraud	$2,050,000	$5,000
K – Voice Initiated Transfer Fraud	$2,050,000	$5,000
L – Telefacsimile Transfer Fraud	$2,050,000	$5,000
Other: Authorized Signatures	$50,000	$5,000

• Name of Carrier	Zurich American Insurance Company

• Annual Premium	$6,703

• Expiration Date	June 30, 2009

Dated at May this 1st day of 2009
Stratton Mutual Funds	By	Michelle Whalen, Assistant Secretary
(Print Insured Name)		(Print Name and Title Below)

Disclosure Statement

Stratton Mutual Funds, Inc.

FID 3829933 04 06/30/2009

ZURICH AGENT/BROKER COMPENSATION DISCLOSURE

Dear Policyholder:

On behalf of Zurich, we are glad you have chosen us as your insurance company. We look forward to meeting your insurance needs and want you to understand clearly our business relationship with the agent or broker you chose to represent your company’s interests in the placement of insurance coverages.

As is the case with many insurance companies in the United States, Zurich distributes many of its insurance products through agents or brokers. This means that your agent or broker is not employed by Zurich and, in fact, may represent many insurance companies. Because we do not employ your agent or broker, the way they are compensated may vary. We recommend you discuss these arrangements with your agent or broker.

For an explanation of the nature and range of compensation Zurich may pay to your agent or broker in connection with your business, please go to http://www.zurichna.com. Click on the information link located on the Agent/Broker Compensation Disclosure section. Where appropriate, insert the Access Code provided below, and you will be able to view this information. Alternatively, you may call (877) 347-6465 to obtain this type of information.

Thank you.

Access Code: 0112952711

U-RET-E-402-A CW (11/06)

Disclosure Statement

Stratton Mutual Funds, Inc.

FID 3829933 04 06/30/2009

It is our pleasure to present the enclosed policy to you

for presentation to your customer.

INSTRUCTION TO AGENT OR BROKER:

WE REQUIRE THAT YOU TRANSMIT THE ATTACHED/ENCLOSED DISCLOSURE

STATEMENT TO THE CUSTOMER WITH THE POLICY.

Once again, thank you for your interest, and we look forward to meeting your needs and those of your customers.

U-UNV-O-402-A CW (09/06)

JOINT INSURED BOND AGREEMENT

AGREEMENT, dated this 30th day of June, 2009, between Stratton Multi-Cap Fund, Inc. (“SMCF”), Stratton Monthly Dividend REIT Shares, Inc. (“SMDS”), and The Stratton Funds, Inc. (“SFI”).

RECITALS

A.	The parties hereto are registered managed investment companies under the Investment Company Act of 1940, as amended (“the Act”).

B.	By the terms of Rule 17g-1 (the “Rule”) promulgated by the Securities and Exchange Commission under the Act, each of the parties hereto is required to provide and to maintain in effect a bond against larceny and embezzlement by officers and employees having direct or indirect access to its funds and securities.

C.	The parties desire to use a joint insured bond because the premium for such a bond is less than the total premiums which would be applicable if each party obtained an individual bond, and intend to establish their relative rights and obligations with respect to the premiums, claims and other matters set forth herein.

D.	A majority of those members of the board of directors of each of the parties hereto who are not “interested persons” of such party as defined by section 2(a)(19) of the Act, have approved the portion of the premium payable by each party, after giving due consideration to all relevant factors, as required by the Rule.

E.	The parties have determined that the allocation of the proceeds payable under the joint insured bond as set forth herein (which takes into account the minimum amount of bond required for each party by the Rule if it maintained a single insured bond) is equitable.

NOW THEREFORE, the parties hereto, in consideration of the mutual covenants and promises contained herein, agree as follows:

1.	Intention to Procure Bond. The parties will immediately undertake to procure from a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, a joint insured bond insuring each against larceny and embezzlement of its securities and funds by persons who may, singly or jointly with others, have access, directly or indirectly, to such securities or funds. The bond shall name each party as an insured, and shall comply with the requirements for such bonds established by the Rule.

2.	Amount. The Bond shall be in at least the amount of $1,700,000, which represents, as of the date of this agreement, adequate coverage required by the Rule as of May 31, 2009.

Name	Gross Assets as of 05/31/09	Required Coverage	Asset Range

Stratton Multi-Cap Fund, Inc.	$70,693,548.35	$400,000	$50,000,000 to $75,000,000

Stratton Monthly Dividend REIT Shares, Inc.	$57,716,317.14	$400,000	$50,000,000 to $75,000,000

The Stratton Funds, Inc.	$688,104,599.39	$900,000	$500,000,000 to $750,000,000

	Total:	$1,700,000

3.	Ratable Allocation of Premiums. The annual premium for the bond shall be allocated in direct proportion to the size of the gross assets of each Fund on June 10, 2009.

4.	Ratable Allocation of Proceeds.

(a)	If only one party is damaged in a single loss for which recovery is received under the joint insured bond, the proceeds of the bond shall be paid to such party.

(b)	If more than one party is damaged in a single loss for which recovery is received under the joint insured bond, each party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate fully to indemnify both parties, in which case:

(i)	Each party sustaining a loss shall first be allocated an amount equal to the lesser of its actual loss or the coverage of such party set forth in paragraph 2;

(ii)	Any remaining proceeds shall then be allocated to the party sustaining a loss not fully covered by the allocation under subparagraph (i).

5.	Claims and Settlements. Each party shall, within five days after the making of any claim under the fidelity bond, provide the other parties with written notice of the amount and nature of such claim. Each party effecting a settlement of any claim shall, within five days after the settlement, provide the other parties with written notice of the terms of settlement of any claim made under the bond by such party. If two or more parties shall agree to a settlement of a claim made under the bond with respect to a single loss affecting them, notice of the settlement shall also include calculation of the amounts to be received under paragraph 4 hereof. The officers of each party designated as responsible for filing notices required by paragraph (g) of the Rule shall give and receive any notice required hereby.

6.

Modifications and Amendments. If a party shall determine that the fidelity bond coverage should be modified, it shall so notify the other parties hereto setting forth the fidelity bond modifications which it believes to be appropriate, and the proposed treatment of any increased or returned premium. Within 60 days after such notice, the parties shall seek the corporate approvals required by the Rule, and if approvals are obtained, shall effect an amendment to this agreement and the fidelity bond. If necessary under the Rule, the officers of each party designated as responsible for filing notices required by paragraph (g) of the Rule shall give and receive any notice required hereby.

Either party may terminate this agreement (except with respect to losses occurring prior to such withdrawal) by giving at least ten days written notice to the other party. The party terminating the agreement shall be removed as a named insured and shall be entitled to receive any return premium received from the insurance company.

7.	No Assignment. This agreement is not assignable.

8.	Term. The term of this agreement is June 30, 2009 through June 30, 2010.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this agreement as of the day and year first above written.

ATTEST:	STRATTON MULTI-CAP FUND, INC.

/S/ Patricia L. Sloan	/S/ John A. Affleck
Patricia L. Sloan	John A. Affleck, CFA
Secretary/Treasurer	President

ATTEST:	STRATTON MONTHLY DIVIDEND REIT SHARES, INC.

/S/ Patricia L. Sloan	/S/ James A. Beers
Patricia L. Sloan	James A. Beers
Secretary/Treasurer	President

ATTEST:	THE STRATTON FUNDS, INC.

/S/ Patricia L. Sloan	/S/ Gerald M. Van Horn
Patricia L. Sloan	Gerald M. Van Horn
Secretary/Treasurer	President

The following resolutions were adopted by the Board of Directors on June 10, 2009

RESOLVED,	that a joint fidelity bond in the aggregate amount of $1,700,000, to be issued by Zurich American Insurance Company to protect the Funds against larceny and embezzlement and such other types of loss as are covered by standard fidelity bonds and containing the provisions which are required by the rules promulgated under the Investment Company Act of 1940, as amended (“1940 Act”) (“Joint Fidelity Bond”) be, and it hereby is, approved by the Boards of Directors, including a majority of Directors who are not “interested persons” of the Funds as that term is defined under Section 2(a)(19) of the 1940 Act (“Independent Directors”); and further

RESOLVED,	that the annual premium of $6,100 for the Joint Fidelity Bond with respect to the period June 30, 2009 to June 30, 2010 shall be allocated in direct proportion to the size of the gross assets of each Fund on June 10, 2009; and further

RESOLVED,	that the Joint Insured Bond Agreement, including the allocations for coverage and premiums, among the Funds for the period June 30, 2009 through June 30, 2010 be, and it hereby is, approved by the Boards of Directors, including a majority of the Independent Directors; and further

RESOLVED,	that the amount of coverage to be provided by the Joint Fidelity Bond is adequate, taking into account, among other things, the anticipated value of assets of the Funds during the forthcoming year, the type and terms of the arrangements made for the custody and safekeeping of the Funds’ assets, the extent to which the share of the premium allocated to each Fund is less than the premium each Fund would have to pay if it maintained a single insured bond and the nature of the securities expected to be included in each Fund’s portfolios; and further

RESOLVED,	that the officers be, and they hereby are, authorized to increase the size of the total Joint Fidelity Bond in accordance with procedures set forth in the Joint Insured Bond Agreement so as to ensure that the amount of the total Joint Fidelity Bond attributable to the Funds is at or above the minimum amount required by the 1940 Act; and further

RESOLVED,	that the officers report promptly to the Boards of Directors whenever action is taken to increase the size of the Joint Fidelity Bond, other than with respect to automatic increases under the Joint Fidelity Bond’s growth in size provisions; and further

RESOLVED,	that Patricia L. Sloan, Secretary/Treasurer of the Funds, is designated as the officer responsible for making the necessary filings and giving the notices required by Rule 17g-1 under the 1940 Act.

Patricia L. Sloan
Stratton Management Company
Plymouth Meeting Executive Campus
610 W. Germantown Pike, Suite 300
Plymouth Meeting, PA 19462-1050
610-940-0956
October 26, 2009

Office of Registration and Reports

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

RE:	Stratton Multi-Cap Fund, Inc.
File No. 811-2297

To the Staff of the Commission:

On behalf of Stratton Multi-Cap Fund, Inc. (the “Fund”), enclosed for filing under Rule 17g-1 (the “Rule”) of the Investment Company Act of 1940, as amended (the “Act”), are the following documents:

1.	A copy of the Fidelity Bond and any riders thereto;

2.	A copy of resolutions adopted at a meeting of the Boards of Directors held on June 10, 2009, in which a majority of the Directors who are not “interested persons” of the Fund as defined by Section 2(a)(19) of the Act have approved the amount, type, form and coverage of the Fidelity Bond; and

3.	A copy of the Joint Bond Agreement, entered into on June 30, 2009 pursuant to paragraph (f) of the Rule.

If the Fund had not been named as co-insured under this Joint Bond Agreement, the Fund would have maintained a single-insured bond in the amount of $400,000, as required under paragraph (d) of the Rule.

A premium of $6,100 was billed for the period beginning on June 30, 2009 and ending on June 30, 2010. The amount of premium allocated to the Fund was directly proportionate to the Fund’s assets relative to the total assets of all Fidelity Bond co-insureds as of June 10, 2009.

Should you have any questions, please feel free to call me at the above referenced number.

Sincerely,

/s/ Patricia L. Sloan
Patricia L. Sloan
Secretary & Treasurer, Stratton Multi-Cap Fund, Inc.

cc:	Michelle Whalen (Assistant Secretary & Assistant Treasurer, Stratton Multi-Cap Fund, Inc.)
Kyle Hovis (PNC Global Investment Servicing)
Joshua B. Deringer, Esq. (Drinker Biddle & Reath)